Filed Pursuant to Rule 433

Registration No. 333-158663

Subject to Completion

Preliminary Term Sheet dated May 24, 2011

The ARNs are being offered by Bank of America Corporation (“BAC”). The ARNs will have the terms specified in this term sheet as supplemented by the documents indicated below under “Additional Terms” (together, the “Note Prospectus”). Investing in the ARNs involves a number of risks. There are important differences between the ARNs and a conventional debt security, including different investment risks. See “Risk Factors” and “Additional Risk Factors” beginning on page TS-5 of this term sheet and “Risk Factors” beginning on page S-10 of product supplement ARN-3. The ARNs:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

In connection with this offering, Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”) is acting in its capacity as principal for your account.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these securities or determined if this Note Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price (1)	$10.00	$
Underwriting discount (1)	$0.20	$
Proceeds, before expenses, to Bank of America Corporation	$9.80	$

(1)

The public offering price and underwriting discount for any purchase of 500,000 units or more in a single transaction by an individual investor will be $9.95 per unit and $0.15 per unit, respectively. The public offering price and underwriting discount for any purchase by certain fee-based trusts and fee-based discretionary accounts managed by U.S. Trust operating through Bank of America, N.A. will be $9.80 per unit and $0.00 per unit, respectively.

*Depending on the date the ARNs are priced for initial sale to the public (the “pricing date”), any reference in this term sheet to the month in which the pricing date, settlement date, or maturity date will occur is subject to change.

Merrill Lynch & Co.
June , 2011

Units

Accelerated Return Notes®

Linked to a Basket of Commodity Indices,

due July     , 2012

$10 principal amount per unit

Term Sheet No.

Pricing Date*

Settlement Date*

Maturity Date*

CUSIP No.

June     , 2011

June     , 2011

July     , 2012

Market Downside Protection

Enhanced Income

Market Access

Enhanced Return

Enhanced Return

Accelerated Return Notes®

3-to-1 upside exposure to increases in the value of a Basket comprised of the S&P GSCI® Agriculture Index Excess Return, the Merrill Lynch Commodity index eXtraSM Energy Excess Return Index, and the S&P GSCI® Industrial Metals Index Excess Return, subject to a cap of 12% to 16%

The S&P GSCI® Agriculture Index Excess Return will be given an initial weight of 50%, the Merrill Lynch Commodity index eXtraSM Energy Excess Return Index will be given an initial weight of 30%, and the S&P GSCI® Industrial Metals Index Excess Return will be given an initial weight of 20%

1-to-1 downside exposure, with no downside limit

A maturity of approximately 14 months

Payment of the Redemption Amount at maturity is subject to the credit risk of Bank of America Corporation

No periodic interest payments

No listing on any securities exchange

Summary

The Accelerated Return Notes® Linked to a Basket of Commodity Indices, due July    , 2012 (the “ARNs”) are our senior unsecured debt securities. The ARNs are not guaranteed or insured by the Federal Deposit Insurance Corporation or secured by collateral. The ARNs will rank equally with all of our other unsecured and unsubordinated debt, and any payments due on the ARNs, including any repayment of principal, will be subject to the credit risk of BAC. The ARNs provide a leveraged return for investors, subject to a cap, if the value of the Basket of Commodity Indices described below (the “Basket”) increases moderately from the Starting Value of the Basket, which will be set to 100.00 on the pricing date, to the Ending Value of the Basket, determined on a calculation day shortly before the maturity date. Investors must be willing to forgo interest payments on the ARNs and be willing to accept a return that is capped or a repayment that is less, and potentially significantly less, than the Original Offering Price.

The Basket is comprised of the S&P GSCI® Agriculture Index Excess Return, the Merrill Lynch Commodity index eXtraSM Energy Excess Return Index, and the S&P GSCI® Industrial Metals Index Excess Return (each, a “Basket Component Index,” and together, the “Basket Component Indices”). On the pricing date, the S&P GSCI® Agriculture Index Excess Return will be given an initial weight of 50%, the Merrill Lynch Commodity index eXtraSM Energy Excess Return Index will be given an initial weight of 30%, and the S&P GSCI® Industrial Metals Index Excess Return will be given an initial weight of 20%.

Capitalized terms used but not defined in this term sheet have the meanings set forth in product supplement ARN-3. Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our,” or similar references are to BAC.

Terms of the ARNs

Issuer:	Bank of America Corporation (“BAC”)
Original Offering Price:	$10.00 per unit
Term:	Approximately 14 months
Market Measure:

A Basket of Commodity Indices comprised of the S&P GSCI® Agriculture Index Excess Return (Bloomberg symbol: “SPGCAGP”), the Merrill Lynch Commodity index eXtraSM Energy Excess Return Index (Bloomberg symbol: “MLCXENER”), and the S&P GSCI® Industrial Metals Index Excess Return (Bloomberg symbol: “SPGCINP”).

Starting Value:	The Starting Value will be set to 100.00 on the pricing date.
Ending Value:

The closing value of the Basket on the calculation day. If it is determined that the scheduled calculation day is not a Market Measure Business Day, or if a Market Disruption Event occurs on the scheduled calculation day, the Ending Value will be determined as more fully described beginning on page S-26 of product supplement ARN-3.

Capped Value:

$11.20 to $11.60 per unit of the ARNs, which represents a return of 12% to 16% over the Original Offering Price. The actual Capped Value will be determined on the pricing date and set forth in the final term sheet that will be made available in connection with sales of the ARNs.

Participation Rate:	300%
Calculation Day:

The fifth scheduled Market Measure Business Day immediately preceding the maturity date, determined on the pricing date and set forth in the final term sheet that will be made available in connection with sales of the ARNs.

Calculation Agent:	MLPF&S, a subsidiary of BAC

Determining the Redemption Amount for the ARNs

On the maturity date, you will receive a cash payment per unit (the “Redemption Amount”) calculated as follows:

Accelerated Return Notes®	TS-2

Hypothetical Payout Profile

This graph reflects the hypothetical returns on the ARNs, based on the Participation Rate of 300% and a hypothetical Capped Value of $11.40 (a 14% return), the midpoint of the Capped Value range of $11.20 to $11.60. The green line reflects the hypothetical returns on the ARNs, while the dotted gray line reflects the hypothetical returns of a direct investment in the Basket Component Indices.

This graph has been prepared for purposes of illustration only. Your actual return will depend on the actual Ending Value, Capped Value, and the term of your investment.

Hypothetical Redemption Amounts

Examples

Set forth below are three examples of hypothetical Redemption Amount calculations (rounded to two decimal places) payable at maturity, based upon the Participation Rate of 300%, the Starting Value of 100.00, and a hypothetical Capped Value of $11.40 (per unit), the midpoint of the Capped Value range of $11.20 and $11.60:

Example 1—The hypothetical Ending Value is 80% of the Starting Value:

Starting Value:	100.00
Hypothetical Ending Value:	80.00

$10 ×	(80.00)	= $8.00
100.00

Hypothetical Redemption Amount (per unit) = $8.00

Example 2—The hypothetical Ending Value is 104% of the Starting Value:

Starting Value:	100.00
Hypothetical Ending Value:	104.00

$10 +	[	$10 × 300% ×	(104.00 – 100.00)	]	= $11.20
100.00

Hypothetical Redemption Amount (per unit) = $11.20

Example 3—The hypothetical Ending Value is 150% of the Starting Value:

Starting Value:	100.00
Hypothetical Ending Value:	150.00

$10 +	[	$10 × 300% ×	(150.00 – 100.00)	]	= $25.00
100.00

Hypothetical Redemption Amount (per unit) = $11.40 (The Redemption Amount cannot be greater than the Capped Value.)

Accelerated Return Notes®	TS-3

The following table illustrates, for the Starting Value of 100.00 and a range of hypothetical Ending Values of the Basket:

▪	the percentage change from the Starting Value to the hypothetical Ending Value;

▪	the hypothetical Redemption Amount per unit of the ARNs (rounded to two decimal places); and

▪	the hypothetical total rate of return to holders of the ARNs.

The table below is based on the Participation Rate of 300% and a hypothetical Capped Value of $11.40 (per unit), the midpoint of the Capped Value range of $11.20 and $11.60.

Hypothetical Ending Value		Percentage Change from the Starting Value to the Hypothetical Ending Value	Hypothetical Redemption Amount per Unit		Hypothetical Total Rate of Return on the ARNs
50.00		-50.00%	$5.00		-50.00%
60.00		-40.00%	$6.00		-40.00%
70.00		-30.00%	$7.00		-30.00%
85.00		-15.00%	$8.50		-15.00%
90.00		-10.00%	$9.00		-10.00%
96.00		-4.00%	$9.60		-4.00%
98.00		-2.00%	$9.80		-2.00%
100.00	(1)	0.00%	$10.00		0.00%
102.00		2.00%	$10.60		6.00%
104.00		4.00%	$11.20		12.00%
110.00		10.00%	$11.40	(2)	14.00%
120.00		20.00%	$11.40		14.00%
130.00		30.00%	$11.40		14.00%
140.00		40.00%	$11.40		14.00%
150.00		50.00%	$11.40		14.00%

(1)	The Starting Value will be set to 100.00 on the pricing date.

(2)

The Redemption Amount per unit of the ARNs cannot exceed the hypothetical Capped Value of $11.40 (the midpoint of the Capped Value range of $11.20 and $11.60). The actual Capped Value will be determined on the pricing date and set forth in the final term sheet that will be made available in connection with sales of the ARNs.

The above figures are for purposes of illustration only. The actual amount you receive and the resulting total rate of return will depend on the actual Ending Value, Capped Value, and the term of your investment.

Accelerated Return Notes®	TS-4

Risk Factors

There are important differences between the ARNs and a conventional debt security. An investment in the ARNs involves significant risks, including those listed below. You should carefully review the more detailed explanation of risks relating to the ARNs in the “Risk Factors” sections beginning on page S-10 of product supplement ARN-3 and page S-4 of the MTN prospectus supplement identified below under “Additional Terms.” We also urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the ARNs.

▪	Your investment may result in a loss; there is no guaranteed return of principal.

▪	Your yield may be less than the yield on a conventional debt security of comparable maturity.

▪	Your investment return, if any, is limited to the return represented by the Capped Value.

▪	Your investment return, if any, may be less than a comparable investment directly in the Basket Component Indices, the Index Components, or the Index Commodities (each as defined below).

▪	You must rely on your own evaluation of the merits of an investment linked to the Basket.

▪

In seeking to provide you with what we believe to be commercially reasonable terms for the ARNs while providing MLPF&S with compensation for its services, we have considered the costs of developing, hedging, and distributing the ARNs.

▪	A trading market is not expected to develop for the ARNs. MLPF&S is not obligated to make a market for, or to repurchase, the ARNs.

▪	The Redemption Amount will not be affected by all developments relating to the Basket Component Indices.

▪

Changes in the levels of the Basket Component Indices may offset each other. Due to its Initial Component Weight, changes in the level of the S&P GSCI® Agriculture Index Excess Return will have a more substantial impact on the value of the Basket than similar changes in the levels of the other Basket Component Indices.

▪	Each Index Publisher (as defined below) may adjust its Basket Component Index in a way that affects its level, and the Index Publishers have no obligation to consider your interests.

▪	Ownership of the ARNs will not entitle you to any rights with respect to any Index Components or Index Commodities.

▪

If you attempt to sell the ARNs prior to maturity, their market value, if any, will be affected by various factors that interrelate in complex ways, and their market value may be less than the Original Offering Price.

▪	Payments on the ARNs are subject to our credit risk, and changes in our credit ratings are expected to affect the value of the ARNs.

▪	The prices of the Index Components or Index Commodities may change unpredictably, affecting the value of the ARNs in unforeseeable ways.

▪	Suspensions or disruptions of market trading in the Index Components, the Index Commodities and related futures markets may adversely affect the value of the ARNs.

▪	The ARNs will not be regulated by the U.S. Commodity Futures Trading Commission.

▪	The Basket Component Indices include futures contracts traded on foreign exchanges that may be less regulated than U.S. markets.

▪	Purchases and sales by us and our affiliates of futures or options on the Index Components may affect your return.

▪	Our trading and hedging activities may create conflicts of interest with you.

▪	Our hedging activities may affect your return on the ARNs and their market value.

▪	There may be potential conflicts of interest involving the calculation agent. We have the right to appoint and remove the calculation agent.

▪

The U.S. federal income tax consequences of the ARNs are uncertain, and may be adverse to a holder of the ARNs. See “Summary Tax Consequences” and “Certain U.S. Federal Income Taxation Considerations” below and “U.S. Federal Income Tax Summary” beginning on page S-43 of product supplement ARN-3.

Additional Risk Factors

There is no assurance that the methodology of any Basket Component Index will result in it accurately reflecting the relevant commodity market performance.

The methodology and criteria used to determine the composition of a Basket Component Index, the weights of its Index Components, and the calculation of the level of that Basket Component Index are designed to enable that Basket Component Index to serve as a measure of the performance of the relevant commodity market. However, it is possible that the methodologies and criteria of the Basket Component Indices will not accurately reflect the performance of the relevant commodity markets and that the trading of, or investments in, products based on or related to the Basket Component Indices, such as the ARNs, will not correlate with that performance.

The Basket Component Indices track commodity futures contracts and do not track the spot prices of the Index Commodities.

Each Basket Component Index is composed of exchange-traded futures contracts (the “Index Components”) on physical commodities (the “Index Commodities”). Unlike equities, which typically entitle the holder to a continuing stake in a corporation, a commodity futures contract is typically an agreement to buy a set amount of an underlying physical commodity at a predetermined price during a stated delivery period. A futures contract reflects the expected value of the underlying physical commodity upon delivery in the future. In contrast, the underlying physical commodity’s current or “spot” price reflects the immediate delivery value of the commodity.

The ARNs are linked to the Basket Component Indices and not to the spot prices of the Index Commodities. An investment in the ARNs is not the same as buying and holding the Index Commodities. While price movements in the Index Components may correlate with changes in the spot prices of the Index Commodities, the correlation will not be perfect and price movements in the spot markets for the Index Commodities may not be reflected in the futures market (and vice versa). Accordingly, an increase in the spot prices of the Index Commodities may not result in an increase in the prices of the Index Components or the levels of the Basket Component Indices. The prices of the Index Components and the levels of the Basket Component Indices may decrease while the spot prices for the Index Commodities remain stable or increase, or do not decrease to the same extent.

Accelerated Return Notes®	TS-5

Higher future prices of the Index Components relative to their current prices may have a negative effect on the levels of the Basket Component Indices, and therefore the value of the ARNs.

Commodity indices generally reflect movements in commodity prices by measuring the value of futures contracts for the applicable commodities. To maintain a commodity index, as futures contracts approach expiration, they are replaced by similar contracts that have a later expiration. This process is referred to as “rolling.” The level of a commodity index is calculated as if the expiring futures contracts are sold and the proceeds from those sales are used to purchase longer-dated futures contracts. The difference in the price between the contracts that are sold and the new contracts for more distant delivery that are purchased is called “roll yield.”

If the expiring futures contract included in a Basket Component Index is “rolled” into a less expensive futures contract with a more distant delivery date, the market for that futures contract is trading in “backwardation.” In this case, the effect of the roll yield on the level of that Basket Component Index will be positive because it costs less to replace the expiring futures contract. However, if the expiring futures contract included in a Basket Component Index is “rolled” into a more expensive futures contract with a more distant delivery date, the market for that futures contract is trading in “contango.” In this case, the effect of the roll yield on the level of that Basket Component Index will be negative because it will cost more to replace the expiring futures contract.

There is no indication that the markets for the Index Components will consistently be in backwardation or that there will be a positive roll yield that increases the level of each Basket Component Index. If all other factors remain constant, the presence of contango in the market for an Index Component could result in negative roll yield, which could decrease the level of the relevant Basket Component Index and the value of the ARNs.

The value of the Index Components may change unpredictably, affecting the value of the ARNs in unforeseeable ways.

Trading in commodities and related futures contracts may be speculative and can be extremely volatile. The value of the Index Components may fluctuate rapidly based on numerous factors, including: changes in supply and demand relationships; weather; agriculture; trade; fiscal, monetary, and exchange control programs; domestic and foreign political and economic events and policies; disease; technological developments; and changes in interest rates. The same factors may cause the value of the Index Components to move in different directions at different rates. These factors may affect the levels of the Basket Component Indices and the value of the ARNs in varying ways.

The Index Commodities are concentrated in a limited number of market sectors.

The Basket Component Indices are designed to reflect the return on futures contracts on different exchange-traded physical commodities, and the Basket is less diversified than funds or investment portfolios investing in a broader range of products. As a result, the market price of the ARNs could be subject to greater volatility. Subject to the eligibility requirements, the exchange-traded physical commodities underlying the futures contracts included in the Basket Component Indices are concentrated in a limited number of sectors, particularly agricultural products, energy, and industrial metals. Each Basket Component Index, in turn, may be comprised of a limited number of the commodities described in the section “The Basket Component Indices.” As a result, an investment in the ARNs may carry risks similar to a concentrated securities investment in a limited number of industries or sectors. See “The Basket Component Indices—The Merrill Lynch Commodity index eXtraSM Energy Excess Return Index—The MLCX—Contract Selection” and “The S&P GSCI® Agriculture Index Excess Return and the S&P GSCI® Industrial Metals Index Excess Return—Contract Eligibility Requirements.”

Changes in the methodology for determining the composition and calculation of a Basket Component Index or changes in laws or regulations may affect the value of the ARNs.

The Index Publisher of a Basket Component Index may retain the discretion to modify the methodology for determining the composition and calculation of the level of that Basket Component Index at any time. It may reserve the right to modify the methodology and calculation of that Basket Component Index from time to time, if it believes that modifications are necessary or appropriate. It is possible that certain of these modifications will adversely affect the levels of the Basket Component Indices. This may decrease the market value of the ARNs and the Redemption Amount.

In addition, the values of the Index Components or Index Commodities could be adversely affected by the promulgation of new laws or regulations or by the reinterpretation of existing laws or regulations (including, without limitation, those relating to taxes and duties on commodities or commodity components) by one or more governments, governmental agencies or instrumentalities, courts, or other official bodies. Any event of this kind could adversely affect the levels of the Basket Component Indices and, as a result, could adversely affect the value of the ARNs.

The ARNs are linked to the excess return versions of the Basket Component Indices, and not the total return versions.

The Basket Component Indices reflects returns that are potentially available through an investment in uncollateralized nearby commodity futures contracts. In contrast, the total return version of these indices are total return indices which, in addition to reflecting the same returns of the applicable Basket Component Indices, also reflect interest that could be earned on cash collateral invested in hypothetical three-month U.S. Treasury bills. Because the ARNs are linked to excess return indices and not total return indices, the Redemption Amount will not reflect this total return feature.

Additional conflicts of interest may exist.

One of our subsidiaries, Merrill Lynch, Pierce, Fenner & Smith Limited (“MLPFSL”), is the index publisher of the Merrill Lynch Commodity index eXtraSM Energy Excess Return Index, and another of our subsidiaries, Merrill Lynch Commodities, Inc. (“Merrill Lynch Commodities”), is the index manager. In certain circumstances, the roles of MLPFSL and Merrill Lynch Commodities as our subsidiaries and their responsibilities with respect to the Merrill Lynch Commodity index eXtraSM Energy Excess Return Index could give rise to conflicts of interest. Even though the Merrill Lynch Commodity index eXtraSM Energy Excess Return Index will be calculated in accordance with certain principles, its calculation and maintenance require that certain judgments and decisions be made. MLPFSL and Merrill Lynch Commodities will be responsible for these judgments and decisions. As a result, the determinations made by MLPFSL and/or Merrill Lynch Commodities could adversely affect the level of the Merrill Lynch Commodity index eXtraSM Energy Excess Return Index and, accordingly, decrease the Redemption Amount. In making any determination with respect to the Merrill Lynch Commodity index eXtraSM Energy Excess Return Index, neither MLPFSL nor Merrill Lynch Commodities is required to consider your interests as a holder of the ARNs.

Further, Merrill Lynch Commodities faces a potential conflict of interest between its role as the index manager and its active role in trading commodities and derivatives instruments based upon the components of the Merrill Lynch Commodity index eXtraSM Energy Excess Return Index.

Accelerated Return Notes®	TS-6

Investor Considerations

You may wish to consider an investment in the ARNs if:

▪	You anticipate that the value of the Basket will increase moderately from the Starting Value to the Ending Value.

▪	You accept that your investment will result in a loss, which could be significant, if the value of the Basket decreases from the Starting Value to the Ending Value.

▪	You accept that the return on the ARNs will not exceed the return represented by the Capped Value.

▪	You are willing to forgo interest payments on the ARNs, such as fixed or floating rate interest paid on traditional interest bearing debt securities.

▪	You seek exposure to the Basket Component Indices with no expectation of any rights with respect to any Index Components or Index Commodities.

▪

You are willing to accept that a trading market is not expected to develop for the ARNs. You understand that secondary market prices for the ARNs, if any, will be affected by various factors, including our actual and perceived creditworthiness.

▪	You are willing to make an investment, the payments on which depend on our creditworthiness, as the issuer of the ARNs.

The ARNs may not be an appropriate investment for you if:

▪

You anticipate that the value of the Basket will decrease from the Starting Value to the Ending Value or that the value of the Basket will not increase sufficiently over the term of the ARNs to provide you with your desired return.

▪	You seek principal protection or preservation of capital.

▪	You seek a return on your investment that will not be capped at the return represented by the Capped Value.

▪	You seek interest payments or other current income on your investment.

▪	You want to have rights with respect to the Index Components or the Index Commodities.

▪	You seek assurances that there will be a liquid market if and when you want to sell the ARNs prior to maturity.

▪	You are unwilling or are unable to assume the credit risk associated with us, as the issuer of the ARNs.

Other Provisions

We may deliver the ARNs against payment therefor in New York, New York on a date that is greater than three business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement of the ARNs occurs more than three business days from the pricing date, purchasers who wish to trade the ARNs more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

If you place an order to purchase the ARNs, you are consenting to MLPF&S acting as a principal in effecting the transaction for your account.

Supplement to the Plan of Distribution; Conflicts of Interest

MLPF&S, a broker-dealer subsidiary of BAC, is a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”) and will participate as selling agent in the distribution of the ARNs. Accordingly, offerings of the ARNs will conform to the requirements of FINRA Rule 5121. Under our distribution agreement with MLPF&S, MLPF&S will purchase the ARNs from us on the issue date as principal at the purchase price indicated on the cover of this term sheet, less the indicated underwriting discount. MLPF&S will not receive an underwriting discount for ARNs sold to certain fee-based trusts and fee-based discretionary accounts managed by U.S. Trust operating through Bank of America, N.A. In the original offering of the ARNs, the ARNs will be sold in minimum investment amounts of 100 units.

MLPF&S may use this Note Prospectus for offers and sales in secondary market transactions and market-making transactions in the ARNs but is not obligated to engage in such secondary market transactions and/or market-making transactions. MLPF&S may act as principal or agent in these transactions, and any such sales will be made at prices related to prevailing market prices at the time of the sale.

Accelerated Return Notes®	TS-7

The Basket

The Basket is designed to allow investors to participate in the percentage changes in the levels of the Basket Component Indices from the Starting Value to the Ending Value of the Basket. The Basket Component Indices are described in the section “The Basket Component Indices” below. Each Basket Component Index will be assigned an initial weight on the pricing date, as set forth in the table below.

For more information on the calculation of the value of the Basket, please see the section entitled “Description of ARNs—Basket Market Measures” beginning on page S-38 of product supplement ARN-3.

If May 18, 2011 were the pricing date, for each Basket Component Index, the Initial Component Weight, the closing level, the hypothetical Component Ratio and the initial contribution to the Basket value would be as follows:

Basket Component Index	Bloomberg Symbol	Initial Component Weight	Closing Level(1)(2)	Hypothetical Component Ratio(1)(3)	Initial Basket Value Contribution
S&P GSCI® Agriculture Index Excess Return	SPGCAGP	50%	82.43118	0.60656659	50.00
Merrill Lynch Commodity index eXtraSM Energy Excess Return Index	MLCXENER	30%	681.2662	0.04403565	30.00
S&P GSCI® Industrial Metals Index Excess Return	SPGCINP	20%	282.8606	0.07070621	20.00
				Starting Value	100.00

(1)	The actual closing level of each Basket Component Index and the resulting actual Component Ratios will be determined on the pricing date, subject to adjustment as more fully described in the section entitled “Description of ARNs—Basket Market Measures—Determination of the Component Ratio for Each Basket Component—Commodity-Based Basket Components” beginning on page S-38 of product supplement ARN-3 if a Market Disruption Event occurs on the pricing date as to any Basket Component Index. The actual closing level and Component Ratio of each Basket Component Index will be set forth in the final term sheet that will be made available in connection with sales of the ARNs.

(2)	These were the closing levels of the Basket Component Indices on May 18, 2011.

(3)	Each hypothetical Component Ratio equals the Initial Component Weight of the relevant Basket Component Index (as a percentage) multiplied by 100, and then divided by the closing level of that Basket Component Index on May 18, 2011 and rounded to eight decimal places.

The calculation agent will calculate the value of the Basket by summing the products of the closing level for each Basket Component Index on the calculation day and the Component Ratio applicable to such Basket Component Index. If a Market Disruption Event occurs as to any Basket Component Index on the scheduled calculation day, the closing level of that Basket Component Index will be determined as more fully described beginning on page S-26 of product supplement ARN-3 in the section “Description of ARNs—The Starting Value and the Ending Value—Ending Value—Commodity-Based Basket Market Measures.”

While actual historical information on the Basket will not exist before the pricing date, the following graph sets forth the hypothetical historical monthly performance of the Basket in the period from January 2006 through April 2011, based upon month-end historical levels of each Basket Component Index, hypothetical Component Ratios determined as of December 31, 2005, and a Basket value of 100.00 as of that date. This hypothetical historical data on the Basket is not necessarily indicative of the future performance of the Basket or what the value of the ARNs may be. Any historical upward or downward trend in the value of the Basket during any period set forth below is not an indication that the value of the Basket is more or less likely to increase or decrease at any time over the term of the ARNs.

Accelerated Return Notes®	TS-8

The Basket Component Indices

All disclosures contained in this term sheet regarding the Basket Component Indices, including, without limitation, their make up, method of calculation, and changes in their components, have been derived from publicly available sources. The information reflects the policies of, and is subject to change by each of Standard & Poor’s Financial Services (“S&P”) and Merrill Lynch, Pierce, Fenner & Smith Limited (together, the “Index Publishers”). The Index Publishers have no obligation to continue to publish, and may discontinue publication of, the Basket Component Indices. The consequences of the Index Publishers discontinuing publication of the Basket Component Indices are discussed in the section of product supplement ARN-3 entitled “Description of ARNs—Discontinuance of a Market Measure” on page S-36 of product supplement ARN-3. None of us, the calculation agent, or the selling agent accepts any responsibility for the calculation, maintenance, or publication of any of the Basket Component Indices or any successor index.

The Merrill Lynch Commodity index eXtraSM Energy Excess Return Index

The Merrill Lynch Commodity index eXtraSM Energy Excess Return Index (Bloomberg symbol “MLCXENER”) was launched in June 2006 and is one of the six sub-sector indices of the Merrill Lynch Commodity index eXtraSM (the “MLCX”), as further described below. The Merrill Lynch Commodity index eXtraSM Energy Excess Return Index differs from the MLCX in that it consists of four commodities in the energy sector, and does not track all of the Market Sectors (as defined below) tracked by the MLCX.

The Index is calculated by MLPFSL based on the official settlement or similar prices for the applicable contracts. Merrill Lynch Commodities applies the daily percentage change in the prices of the contracts included in the Merrill Lynch Commodity index eXtraSM Energy Excess Return Index to its prior trading day’s level in order to calculate its current level. The Merrill Lynch Commodity index eXtraSM Energy Excess Return Index is calculated in the manner described in the MLCX Handbook, as modified to reflect the energy commodities and weightings that the Merrill Lynch Commodity index eXtraSM Energy Excess Return Index measures.

“Merrill Lynch Commodity index eXtraSM” is a registered service mark and trademark of our subsidiary, Merrill Lynch & Co., Inc.

The MLCX

The MLCX was created by Merrill Lynch Commodities and MLPFSL in 2006 and is designed to provide a benchmark for the performance of the commodity market and for investment in commodities as an asset class. The MLCX is comprised of futures contracts on physical commodities. As the exchange traded futures contracts that comprise the MLCX approach the month before expiration, they are replaced by contracts that have later expiration dates. This process is referred to as “rolling.” The MLCX rolls over a 15-index business day period each month.

Merrill Lynch Commodities constructed the MLCX based primarily on the liquidity of the futures contracts that comprise the MLCX and the value of the global production of each related commodity. Merrill Lynch Commodities believes that these criteria allow the MLCX to reflect the general significance of the commodities (the “MLCX Commodities”) in the global economy, differentiating between “upstream” and “downstream” commodities, with a particular emphasis on downstream commodities (i.e., those that are derived from other commodities represented by the MLCX). The MLCX composition and weights are typically determined once a year and applied once at the start of each year in January. The methodology for determining the composition, weighting, or value of the MLCX and for calculating its level is subject to modification by Merrill Lynch Commodities and MLPFSL, respectively, at any time. Merrill Lynch Commodities reserves the right to modify the methodology and calculation of the MLCX from time to time, if it believes that modifications are necessary or appropriate.

Construction

The MLCX was created using the following four main principles:

1. Liquidity – The futures contracts included in the MLCX should be sufficiently liquid to accommodate the level of trading needed to support the MLCX. The selection mechanism is therefore based primarily on liquidity.

2. Weighting – The weight of each futures contract in the MLCX should reflect the value of the global production of the related commodity, as a measure of the significance of the commodity in the global economy, with appropriate adjustments to avoid “double counting.”

3. Market Sectors – Each Market Sector should be adequately represented in the MLCX and the weights should be adjusted to maintain the integrity of the Market Sectors.

4. Rolling – Futures contracts that comprise the MLCX are rolled during a fifteen day period to limit the market impact that such contract rolls could have.

The MLCX contains six market sectors identified by Merrill Lynch Commodities: (1) energy; (2) base metals; (3) precious metals; (4) grains & oil seeds; (5) livestock; and (6) soft commodities & others (each a “Market Sector”). Each Market Sector is represented in the MLCX by a minimum of two and a maximum of four futures contracts, selected based on liquidity.

Exchange Selection

Merrill Lynch Commodities has selected a set of exchanges, on the basis of liquidity, geographical location, and commodity type (the “Selected Exchanges”), from which the contracts included in the MLCX will be selected. To be considered for selection, an exchange must be located in a country that is a member of the Organization for Economic Co-Operation and Development. The exchange must also be a principal trading forum, based on relative liquidity, for U.S. dollar-denominated futures contracts on major physical commodities. The four exchanges currently are: (1) the New York Mercantile Exchange (the “NYMEX”) (NYMEX and COMEX Divisions); (2) the Chicago Mercantile Exchange (the “CME”) (CME and Chicago Board of

Accelerated Return Notes®	TS-9

Trade (CBOT) Divisions); (3) the London Metals Exchange (the “LME”); and (4) the ICE Futures exchange (the “ICE”) (ICE and New York Board of Trade (NYBOT) Divisions).

Contract Selection

Eligibility

To be an “Eligible Contract,” a commodity futures contract must satisfy all of the following requirements:

▪	it must be denominated in U.S. dollars;

▪	it must be based on a physical commodity (or the price of a physical commodity) and provide for cash settlement or physical delivery at a specified time, or during a specified period, in the future;

▪

detailed trading volume data regarding the contract must be available for at least two years prior to the initial inclusion of the contract in the MLCX, provided that Merrill Lynch Commodities may determine to include a contract with less than two years of data;

▪	the contract must have a Total Trading Volume, or TTV (as defined below), of at least 500,000 contracts for each twelve-month period beginning on July 1 and ending on June 30; and

▪

Reference Prices must be publicly available on a daily basis either directly from the Selected Exchange or, if available through an external data vendor, on any day on which the relevant exchange is open for business. “Reference Prices” are the official settlement or similar prices posted by the relevant Selected Exchange (or its clearinghouse) with respect to a contract and against which positions in such contract are margined or settled.

An Eligible Contract is selected for inclusion in the MLCX only after application of the requirements for a minimum and maximum number of contracts from each Market Sector. A contract that does not otherwise satisfy all of the foregoing requirements may nevertheless be included in the MLCX if the inclusion of the contract is, in the judgment of Merrill Lynch Commodities, necessary or appropriate to maintain the integrity of the MLCX and/or to realize the objectives of the MLCX. Every year, Merrill Lynch Commodities compiles a list of all commodity futures contracts traded on the Selected Exchanges and a list of the Eligible Contracts that satisfy the foregoing criteria. This list will be used to determine the commodities futures contracts which will be included in the MLCX.

Liquidity

Merrill Lynch Commodities distinguishes the Eligible Contracts by their liquidity. Liquidity is measured by a contract’s “Total Trading Volume” (“TTV”) and the value of that trading volume. The “Total Trading Volume” with respect to each contract traded on a Selected Exchange is equal to the sum of the daily trading volumes in all expiration months of the contract on each day during the most recent twelve-month period beginning on July 1 and ending on June 30. The “Contract Size” (“CS”) is the number of standard physical units of the underlying commodity represented by one contract. For example, the Contract Size of a crude oil futures contract is 1,000 barrels. The “Average Reference Price” (“ARP”), which is used to determine the value of the Total Trading Volume, is the average of the Reference Prices of the Front-Month Contract (as defined below) for an MLCX contract on each Trading Day (as defined below) during the twelve-month period beginning on July 1 and ending on June 30 of each year. A “Front-Month Contract” on any given day is the futures contract expiring on the first available contract expiration month after the date on which the determination is made. A “Trading Day” means any day on which the relevant Selected Exchange is open for trading. “Liquidity” (“LIQ”) is therefore equal to the Total Trading Volume, multiplied by the Contract Size with respect to each contract, multiplied by the Average Reference Price for that contract: LIQ = TTV × CS × ARP.

Once the LIQ is determined, the Eligible Contracts are listed in order of their LIQ, from highest to lowest. Each MLCX Market Sector must be represented by a minimum of two and a maximum of four Eligible Contracts. The MLCX will only include the Eligible Contracts with the greater LIQs. The “Redundant Contracts,” which are less liquid Eligible Contracts representing the same MLCX commodity, are excluded. For instance, the list of futures contracts that comprise the MLCX includes an Eligible Contract on WTI crude oil but excludes a contract on Brent crude oil as a Redundant Contract.

The selection of Eligible Contracts and determination of the futures contracts that comprise the MLCX occur once a year. The results for the following calendar year will be announced before the first NYMEX Business Day (as defined below) of November. “NYMEX Business Day” is any day that the NYMEX rules define as a trading day.

Based on this selection process, the MLCX may include from 12 to 22 commodity futures contracts.

Weighting

Merrill Lynch Commodities determines the weight of each contract on the basis of the global production value of the related commodity, provided that the contract reflects global prices for that commodity. In some cases, however, the futures contracts that comprise the MLCX only have pricing links to a limited number of markets around the world. For instance, the NYMEX natural gas contract primarily represents the U.S. market and the surrounding North American markets in Canada and Mexico. In addition, some European gas markets, such as the U.K., are developing an increasing link to U.S. natural gas prices through the liquefied natural gas market. As a result, rather than using production of natural gas in the world or in the U.S. to assign a weight to the natural gas contract in the MLCX, Merrill Lynch Commodities has aggregated U.S., Canadian, Mexican, and U.K. natural gas production. Similarly, Merrill Lynch Commodities found that U.S. livestock prices can be affected by local issues such as disease and trade restrictions, so it limited the livestock component of the MLCX to production of cattle and hogs in the United States, instead of using global production weights. Also, certain commodities are derived from other commodities in various forms. For example, gasoline and heating oil are produced from crude oil, and, because livestock feed on corn and other grains, they are to an extent derived from agricultural commodities. To avoid “double counting” of commodities such as crude oil or grains used as livestock feed, Merrill Lynch Commodities differentiates between “upstream” and “downstream” commodities and adjusts the global production quantity of the MLCX Commodities accordingly.

Accelerated Return Notes®	TS-10

Rolling

Each MLCX contract is rolled into the next available contract month in advance of the month in which expiration of the contract occurs. The rolling process takes place over a 15-day period during each month prior to the relevant expiration month of each contract. The rolling process is spread out to limit the effect it might have on the market through the purchase and sale of contracts by investors who might attempt to replicate the performance of the MLCX. The rolling of contracts is effected on the same days for all MLCX contracts, regardless of exchange holiday schedules, emergency closures, or other events that could prevent trading in such contracts, although Merrill Lynch Commodities reserves the right to delay the rolling of a particular contract under extraordinary circumstances. If an MLCX contract is rolled on a day on which the relevant contract is not available for trading, the roll will be effected on the basis of the most recent available settlement price.

Accelerated Return Notes®	TS-11

Market Sectors

The weight of any given Market Sector in the MLCX is capped at 60% of the overall MLCX. A minimum weight of 3% is applicable to each Market Sector. Although the MLCX is designed to reflect the significance of the underlying commodities in the global economy, each Market Sector maintains these limits in an attempt to control volatility.

The weights of the Market Sectors for 2011, as of January 2011, were:

Market Sector		Weight

Energy		60.0%

Grains & Oil Seeds		17.5%

Base Metals		11.0%

Soft Commodities & Others		4.3%

Precious Metals		4.2%

Livestock		3.0%

MLCX Contract	Market Sector	Weight

Crude Oil (WTI)	Energy	32.92%

Gasoline –RBOB	Energy	12.01%

Gas Oil	Energy	11.81%

Corn	Grains & Oil Seeds	7.29%

Copper	Base Metals	5.36%

Wheat	Grains & Oil Seeds	5.14%

Gold	Precious Metals	3.70%

Soybeans	Grains & Oil Seeds	3.67%

Aluminum	Base Metals	3.37%

Sugar	Soft Commodities & Others	3.28%

Natural Gas	Energy	3.26%

Live Cattle	Livestock	2.02%

Soybean Oil	Grains & Oil Seeds	1.36%

Nickel	Base Metals	1.22%

Zinc	Base Metals	1.06%

Coffee	Soft Commodities & Others	1.04%

Lean Hogs	Livestock	0.98%

Silver	Precious Metals	0.51%

MLCX Oversight

The Merrill Lynch Commodity Index Advisory Committee (the “Advisory Committee”), comprised of individuals internal and external to Merrill Lynch, assists Merrill Lynch Commodities and MLPFSL in connection with the application of the MLCX principles, advises Merrill Lynch Commodities and MLPFSL on the administration and operation of the MLCX, and makes recommendations to Merrill Lynch Commodities and MLPFSL as to any modifications to the MLCX methodology that may be necessary or appropriate. The Advisory Committee meets once a year and may meet more often at the request of Merrill Lynch Commodities and MLPFSL. The Advisory Committee advises Merrill Lynch Commodities and MLPFSL with respect to the inclusion or exclusion of any of the exchanges and contracts in the MLCX, any changes to the composition of the MLCX or in the weights of the futures contracts that comprise the MLCX, and any changes to the calculation procedures applicable to the MLCX. The Advisory Committee acts solely in an advisory and consulting capacity. All decisions relating to the composition, weighting or value of the MLCX are made by Merrill Lynch Commodities and MLPFSL. Merrill Lynch Commodities and MLPFSL expect that, to the extent any changes are made as to the MLCX, corresponding changes will be made to the MLCX Index.

Accelerated Return Notes®	TS-12

The Merrill Lynch Commodity index eXtraSM Energy Excess Return Index was launched in June 2006 and, accordingly, there is no actual historical data on the index prior to June 2006. The following graph sets forth the hypothetical monthly historical performance of the index in the period from January 2006 to June 2006 and the actual monthly historical performance of the index in the period from June 2006 through April 2011. The hypothetical historical information has been prepared based on certain assumptions, including the pro-forma composition of the index and the weights of its components, and has otherwise been produced according to the current MLCX methodology described above. Therefore, there can be no assurance that the hypothetical historical information accurately reflects the performance of the index had it been actually published and calculated during the relevant period. This historical data on the index is not necessarily indicative of its future performance or what the value of the ARNs may be. Any historical upward or downward trend in the level of the Merrill Lynch Commodity index eXtraSM Energy Excess Return Index during any period set forth below is not an indication that the level if the index is more or less likely to increase or decrease at any time over the term of the ARNs. On May 18, 2011, the closing level of the Merrill Lynch Commodity index eXtraSM Energy Excess Return Index was 681.2662.

Accelerated Return Notes®	TS-13

The S&P GSCI® Agriculture Index Excess Return and the S&P GSCI® Industrial Metals Index Excess Return

The S&P GSCI® Agriculture Index Excess Return and the S&P GSCI® Industrial Metals Index Excess Return are sub-indices of the S&P GSCI® Index. The S&P GSCI® Index is a composite index of commodity sector returns representing an unleveraged, long-only investment in commodity futures that is broadly diversified across the spectrum of commodities. The returns are calculated on a fully collateralized basis with full reinvestment. The combination of these attributes is intended to provide investors with a representative and realistic picture of realizable returns attainable in the commodities markets. The S&P GSCI® Agriculture Index Excess Return and the S&P GSCI® Industrial Metals Index Excess Return track only a limited number of the applicable futures contracts that may be included in the S&P GSCI® Index at any time.

Individual components qualify for inclusion in the S&P GSCI® Index on the basis of liquidity and are weighted by their respective world production quantities.

The Goldman Sachs Group, Inc. (the “Goldman Group”) first began publishing the S&P GSCI® Index in 1991. In addition, although the S&P GSCI® Index was not published prior to that time, the Goldman Group calculated the historical value of the S&P GSCI® Index and related indices beginning on January 2, 1970, based on actual prices from that date forward and the selection criteria, methodology, and procedures in effect during the applicable periods of calculation (or, in the case of all calculation periods prior to 1991, based on the selection criteria, methodology, and procedures adopted in 1991). The S&P GSCI® Index was normalized to a value of 100 on January 2, 1970, in order to permit comparisons of the value of the S&P GSCI® Index to be made over time. S&P acquired the S&P GSCI® Index and its sub-indices from the Goldman Group in February 2007.

The S&P GSCI® Index Methodology

The S&P GSCI® Index methodology is divided into five substantive sections: (1) the selection criteria for inclusion of contracts in the S&P GSCI® Index; (2) the methodology for determining the weight of each contract; (3) the methodology for determining the contract expirations of each contract included in the S&P GSCI® Index; (4) the methodology for determining the normalizing constant used in calculating the value of the S&P GSCI® Index; and (5) the methodology for calculating the value of the S&P GSCI® Index. Together, these elements determine the value of the S&P GSCI® Index on any given day, which is equal to the total dollar weight of the S&P GSCI® Index divided by a normalizing constant that assures the continuity of the S&P GSCI® Index over time. The 2009 normalizing constant of 6,083.663 replaced the old 2008 normalizing constant of 5,922.637 beginning with the first roll date on January 8, 2009.

The S&P GSCI® Index Committee

The S&P GSCI® Index Committee (the “Committee”) oversees the daily management and operations of the S&P GSCI® Index, and is responsible for all analytical methods and calculation in the sub-indices of the S&P GSCI® Index. The Committee is comprised of three full-time professional members of S&P’s staff and two members of the Goldman Group. At each meeting, the Committee reviews any issues that may affect index constituents, statistics comparing the composition of the indices to the market, commodities that are being considered as candidates for addition to an index, and any significant market events. In addition, the Committee may revise index policy covering rules for selecting commodities, or for other matters.

S&P has established an Index Advisory Panel (the “Panel”) to assist it in connection with the operation of the S&P GSCI® Index. The Panel meets on an annual basis and at other times at the request of the Committee. The principal purpose of the Panel is to advise the Committee with respect to, among other things, the calculation of the S&P GSCI® Index, the effectiveness of the S&P GSCI® Index as a measure of commodity futures market performance, and the need for changes in the composition or methodology of the S&P GSCI® Index. The Panel acts solely in an advisory and consultative capacity and does not make any decisions with respect to the composition, calculation, or operation of the S&P GSCI® Index.

Contract Eligibility Requirements

To be eligible for inclusion in the S&P GSCI® Index, a commodity futures contract (a “Contract”) must:

(i)	be based on a physical commodity and may not be based on a financial commodity;

(ii)	have a specified expiration or term or provide in some other manner for delivery or settlement at a specified time, or within a specified time period, in the future;

(ii)	at any given point in time, be available for trading at least five months prior to its expiration or such other date or time period specified for delivery or settlement;

(iv)	be denominated in U.S. dollars;

(v)	be traded on or through a trading facility that has its principal place of business in a country that is a member of the Organization for Economic Cooperation and Development that:

(a)	makes price quotations generally available to its members in a manner that provides reasonably reliable indications of the level of the particular market at any given point in time;

(b)	makes reliable trading information available to S&P so that S&P can make monthly determinations;

(c)	accepts bids and offers from multiple participants or price providers; and

(d)	is accessible to a sufficiently broad range of participants;

(vi)	include a reference or benchmark price that has been available on a continuous basis for at least two years prior to the proposed date of inclusion, provided that in appropriate circumstances, S&P, in consultation with the Committee, may determine that a shorter time period is sufficient or that historical reference prices for that Contract may be derived from Reference Price for a similar or related Contract;

(vii)	include a reference price for that Contract which must be published between 10:00 AM and 4:00 PM in New York City, on each business day on which the relevant trading facility is open and trades in the Contract;

(viii)	have available volume data for at least three months immediately preceding the date on which the determination is made;

(ix)	be traded over a sufficient time period on each day so as to sufficiently support the tradability of the S&P GSCI® Index taken as a whole; and

(x)	satisfy volume trading requirements and certain percentage dollar weight requirements.

Accelerated Return Notes®	TS-14

Twenty-four contracts currently satisfy the eligibility requirements for inclusions in the S&P GSCI® Index:

Trading Facility	Commodity (Contract)	Ticker	2010 Contract Production Weight	2011 Contract Production Weight	2011 Average Contract Reference Price ($)	2010 Percentage Dollar Weight	2011 Reference Percentage Dollar Weight	2011 Total Dollar Traded Value (USD bn)	2011 Trading Volume Multiple
CBT	Chicago Wheat	W	18,450.31	18,188.56	5.262	3.10%	3.00%	568.9	99.7
KBT	Kansas Wheat	KW	3,598.646	4,134.2	5.355	0.62%	0.69%	131.6	99.7
CBT	Corn	C	26,774.03	28,210.87	3.801	3.25%	3.37%	1,102.9	172.5
CBT	Soybeans	S	7,428.744	7,708.699	9.736	2.31%	2.36%	1,692.8	378.3
ICE – US	Coffee “C”	KC	16,656.42	16,710	1.442	0.77%	0.76%	293	203.9
ICE – US	Sugar#11	SB	334,848.9	340,773.4	0.211	2.25%	2.25%	664	155.2
ICE – US	Cocoa	CC	3.84132	4.015306	3,085.833	0.38%	0.39%	111	150.3
ICE – US	Cotton #2	CT	48,373.16	51,632.55	0.765	1.18%	1.24%	179.5	76.2
CME	Lean Hogs	LH	66,871.24	70,271.76	0.723	1.55%	1.59%	218.7	72.2
CME	Live Cattle	LC	91,113.18	91,458.23	0.903	2.63%	2.59%	382.1	77.6
CME	Feeder Cattle	FC	13,344.92	13,417.1	1.052	0.45%	0.44%	65.3	77.6
NYM / ICE	Crude Oil	CL	14,756.45	14,314	77.265	36.45%	34.71%	16,347.6	247.9
NYM	Heating Oil	HO	69,497.32	72,571.85	2.045	4.54%	4.66%	2,193.9	247.9
NYM	RBOB Gasoline	RB	68,687.43	72,504.78	2.054	4.51%	4.67%	2,201.5	247.9
ICE – UK	Brent Crude Oil	LCO	5,889.402	6,262.977	77.420	14.58%	15.22%	7,167.1	247.9
ICE – UK	Gasoil	GO	278.6346	313.6761	640.438	5.70%	6.30%	2,969.4	247.9
NYM / ICE	Natural Gas	NG	28,572.22	28,797.24	4.645	4.24%	4.20%	5,035.9	631.5
LME	Aluminum	MAL	38.13	41.288	2,081.396	2.54%	2.70%	2,301.8	449.3
LME	Copper	MCU	16.18	16.62	7,015.313	3.63%	3.66%	4,790.1	689.1
LME	Lead	MPB	7.278	7.574	2,129.083	0.50%	0.51%	373.7	388.7
LME	Nickel	MNI	1.274	1.286	20,388.833	0.83%	0.82%	890.6	569.7
LME	Zinc	MZN	10.264	10.68	2,136.490	0.70%	0.72%	930.4	683.9
CMX	Gold	GC	80.11967	78.12632	1,143.433	2.93%	2.80%	5,069.4	951.8
CMX	Silver	SI	632.0837	649.4452	17.644	0.36%	0.36%	927.2	1,357.1

Contract Daily Return

The contract daily return on any given day is equal to the sum, for each of the commodities included in the S&P GSCI® Index, of the applicable daily contract reference price on the relevant contract, multiplied by the appropriate contract production weight (“CPW”) and the appropriate “roll weight,” divided by the total dollar weight of the S&P GSCI® Index on the preceding day, minus one.

The total dollar weight of the S&P GSCI® Index is the sum of the dollar weight of each of the underlying commodities. The dollar weight of each commodity on any given day is equal to the product of (i) the daily contract reference price, (ii) the appropriate CPW, and (iii) during a roll period, the appropriate “roll weight” (discussed below).

The daily contract reference price used in calculating the dollar weight of each commodity on any given day is the most recent daily contract reference price made available by the relevant trading facility, except that the daily contract reference price for the most recent prior day will be used if the exchange is closed or otherwise fails to publish a daily contract reference price on that day. In addition, if the trading facility fails to make a daily contract reference price available or publishes a daily contract reference price that, in the reasonable judgment of S&P, reflects manifest error, the relevant calculation will be delayed until the price is made available or corrected; provided that, if the price is not made available or corrected by 4:00 P.M. New York City time, S&P may, if it deems such action to be appropriate under the circumstances, determine the appropriate daily contract reference price for the applicable futures contract in its reasonable judgment for purposes of the relevant S&P GSCI® Index calculation.

The “roll weight” of each commodity reflects the fact that the positions in contracts must be liquidated or rolled forward into more distant contract expirations as they approach expiration. Since the S&P GSCI® Index is designed to replicate the performance of actual investments in the underlying contracts, the rolling process incorporated in the S&P GSCI® Index also takes place over a period of days at the beginning of each month (referred to as the “roll period”). On each day of the roll period, the “roll weights” of the first nearby contract expirations on a particular commodity and the more distant contract expiration into which it is rolled are adjusted, so that the hypothetical position in the contract on the commodity that is included in the S&P GSCI® Index is gradually shifted from the first nearby contract expiration to the more distant contract expiration.

If any of the following conditions exists on any day during a roll period, the portion of the roll that would have taken place on that day is deferred until the next day on which such conditions do not exist: (i) no daily contract reference price is available for a given contract expiration; (ii) any such price represents the maximum or minimum price for such contract month, based on exchange price limits; (iii) the daily contract reference price published by the relevant trading facility reflects manifest error, or such price is not published by 4:00 P.M., New York City time (in that event, S&P may determine a daily contract reference price and complete the relevant portion of the roll based on that price, but must revise the portion of the roll if the trading facility publishes a price before the opening of trading on the next day); or (iv) trading in the relevant contract terminates prior to its scheduled closing time.

If any of these conditions exist throughout the roll period, the roll will be effected in its entirety on the next day on which such conditions no longer exist.

Contract Expirations

Accelerated Return Notes®	TS-15

Because the S&P GSCI® Index is composed of actively traded contracts with scheduled expirations, it can only be calculated by reference to the prices of contracts for specified expiration, delivery or settlement periods, referred to as “contract expirations.” The contract expirations included in the S&P GSCI® Index for each commodity during a given year are designated by S&P, in consultation with the Panel, provided that each such contract must be an “active contract.” For this purpose, an “active contract” is a liquid, actively traded contract expiration, as defined or identified by the relevant trading facility or, if no such definition or identification is provided by the relevant trading facility, as defined by standard custom and practice in the industry.

If a trading facility deletes one or more contract expirations, the S&P GSCI® Index will be calculated during the remainder of the year in which the deletion occurs on the basis of the remaining contract expirations designated by S&P. If a trading facility ceases trading in all contract expirations relating to a particular contract, S&P may designate a replacement contract on the commodity. The replacement contract must satisfy the eligibility criteria for inclusion in the S&P GSCI® Index. To the extent practicable, the replacement will be effected during the next monthly review of the composition of the S&P GSCI® Index.

Composition of S&P GSCI® Sub-Indices

The following table sets forth the sub-indices of the S&P GSCI® Index, including the Basket Component Indices, their approximate percentage composition of the S&P GSCI® Index (by dollar weight), and the Index Commodities that may be included in each.

Sub-Index	2010%*	2011%	Included Commodities
Energy	70.03%	69.75%	Crude Oil (and supporting contracts) and Natural Gas
Non-Energy	29.97%	30.25%	(All commodities not included in Energy Sub-Index)
Petroleum	65.79%	65.56%	Crude Oil (and supporting contracts)
Agricultural	13.87%	14.05%	Wheat (Chicago and Kansas), Corn, Soybeans, Coffee, Sugar, Cocoa, and Cotton
Livestock	4.63%	4.63%	Lean Hogs, Live Cattle and Feeder Cattle
Industrial Metals	8.19%	8.40%	Aluminum, Copper, Lead, Nickel and Zinc
Precious Metals	3.29%	3.16%	Gold and Silver

*	Based on the Average Contract Reference Prices for the 2010 Annual Calculation Period.

Accelerated Return Notes®	TS-16

The following graph sets forth the monthly historical performance of the S&P GSCI® Agriculture Index Excess Return in the period from January 2006 through April 2011. This historical data on the index is not necessarily indicative of its future performance or what the value of the ARNs may be. Any historical upward or downward trend in the level of the index during any period set forth below is not an indication that the level of the index is more or less likely to increase or decrease at any time over the term of the ARNs. On May 18, 2011, the closing level of the S&P GSCI® Agriculture Index Excess Return was 82.43118.

The following graph sets forth the monthly historical performance of the S&P GSCI® Industrial Metals Index Excess Return in the period from January 2006 through April 2011. This historical data on the index is not necessarily indicative of its future performance or what the value of the ARNs may be. Any historical upward or downward trend in the level of the index during any period set forth below is not an indication that the level of the index is more or less likely to increase or decrease at any time over the term of the ARNs. On May 18, 2011, the closing level of the S&P GSCI® Industrial Metals Index Excess Return was 282.8606.

Accelerated Return Notes®	TS-17

Before investing in the ARNs, you should consult publicly available sources for the levels and trading pattern of the Basket Component Indices. The generally unsettled international environment and related uncertainties, including the risk of terrorism, may result in the Basket Component Indices and financial markets generally exhibiting greater volatility than in earlier periods.

License Agreement

S&P does not guarantee the accuracy and/or the completeness of the S&P GSCI® Index or any data included in the S&P GSCI® Index. S&P shall have no liability for any errors, omissions, or interruptions in the S&P GSCI® Index. S&P makes no warranty, express or implied, as to results to be obtained by MLPF&S, us, holders of the ARNs or any other person or entity from the use of the S&P GSCI® Index or any data included in the S&P GSCI® Index in connection with the rights licensed under the license agreement described in this term sheet or for any other use. S&P makes no express or implied warranties, and hereby expressly disclaims all warranties of merchantability or fitness for a particular purpose with respect to the S&P GSCI® Index or any data included in the S&P GSCI® Index. Without limiting any of the above information, in no event shall S&P have any liability for any special, punitive, indirect, or consequential damages, including lost profits, even if notified of the possibility of these damages.

S&P and MLPF&S have entered into a non-exclusive license agreement providing for the license to MLPF&S, in exchange for a fee, of the right to use the S&P GSCI® Index in connection with this offering. The license agreement provides that the following language must be stated in this term sheet:

“The ARNs are not sponsored, endorsed, sold, or promoted by S&P. S&P makes no representation or warranty, express or implied, to the holders of the ARNs or any member of the public regarding the advisability of investing in securities generally or in the ARNs particularly or the ability of the S&P GSCI® Index to track general commodity market performance. S&P’s only relationship to MLPF&S and to us (other than transactions entered into in the ordinary course of business) is the licensing of certain trademarks and trade names of S&P and of the S&P GSCI® Index which is determined, composed, and calculated by S&P without regard to MLPF&S, us, or the ARNs. S&P has no obligation to take the needs of MLPF&S, our needs, or the needs of the holders of the ARNs into consideration in determining, composing, or calculating the S&P GSCI® Index. S&P is not responsible for and has not participated in the determination of the timing of the sale of the ARNs, prices at which the ARNs are to initially be sold, or quantities of the ARNs to be issued or in the determination or calculation of the equation by which the ARNs are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing, or trading of the ARNs.”

The S&P GSCI® Agricultural Index Excess Return and the S&P GSCI® Industrial Metals Index Excess Return are not owned, endorsed, or approved by or associated with The Goldman Sachs Group, Inc. or its affiliated companies.

Accelerated Return Notes®	TS-18

Summary Tax Consequences

You should consider the U.S. federal income tax consequences of an investment in the ARNs, including the following:

•

You agree with us (in the absence of an administrative determination, or judicial ruling to the contrary) to characterize and treat the ARNs for all tax purposes as a single financial contract with respect to the Basket that requires you to pay us at inception an amount equal to the purchase price of the ARNs and that entitles you to receive at maturity an amount in cash based upon the performance of the Basket.

•

Under this characterization and tax treatment of the ARNs, upon receipt of a cash payment at maturity or upon a sale or exchange of the ARNs prior to maturity, you generally will recognize capital gain or loss. This capital gain or loss generally will be long-term capital gain or loss if you held the ARNs for more than one year.

Certain U.S. Federal Income Taxation Considerations

Set forth below is a summary of certain U.S. federal income tax considerations relating to an investment in the ARNs. The following summary is not complete and is qualified in its entirety by the discussion under the section entitled “U.S. Federal Income Tax Summary” beginning on page S-43 of product supplement ARN-3, which you should carefully review prior to investing in the ARNs.

General. Although there is no statutory, judicial, or administrative authority directly addressing the characterization of the ARNs, we intend to treat the ARNs for all tax purposes as a single financial contract with respect to the Basket that requires the investor to pay us at inception an amount equal to the purchase price of the ARNs and that entitles the investor to receive at maturity an amount in cash based upon the performance of the Basket. Under the terms of the ARNs, we and every investor in the ARNs agree, in the absence of an administrative determination or judicial ruling to the contrary, to treat the ARNs as described in the preceding sentence. This discussion assumes that the ARNs constitute a single financial contract with respect to the Basket for U.S. federal income tax purposes. If the ARNs did not constitute a single financial contract, the tax consequences described below would be materially different. The discussion in this section also assumes that there is a significant possibility of a significant loss of principal on an investment in the ARNs.

This characterization of the ARNs is not binding on the Internal Revenue Service (“IRS”) or the courts. No statutory, judicial, or administrative authority directly addresses the characterization of the ARNs or any similar instruments for U.S. federal income tax purposes, and no ruling is being requested from the IRS with respect to their proper characterization and treatment. Due to the absence of authorities on point, significant aspects of the U.S. federal income tax consequences of an investment in the ARNs are not certain, and no assurance can be given that the IRS or any court will agree with the characterization and tax treatment described in product supplement ARN-3. Accordingly, you are urged to consult your tax advisor regarding all aspects of the U.S. federal income tax consequences of an investment in the ARNs, including possible alternative characterizations.

Settlement at Maturity or Sale or Exchange Prior to Maturity. Assuming that the ARNs are properly characterized and treated as single financial contracts with respect to the Basket for U.S. federal income tax purposes, upon receipt of a cash payment at maturity or upon a sale or exchange of the ARNs prior to maturity, a U.S. Holder (as defined in product supplement ARN-3) generally will recognize capital gain or loss equal to the difference between the amount realized and the U.S. Holder’s basis in the ARNs. This capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder held the ARNs for more than one year. The deductibility of capital losses is subject to limitations.

Possible Future Tax Law Changes. From time to time, there may be legislative proposals or interpretive guidance addressing the tax treatment of financial instruments such as the ARNs. We cannot predict the likelihood of any such legislation or guidance being adopted, or the ultimate impact on the ARNs. For example, on December 7, 2007, the IRS released Notice 2008-2 (“Notice”) seeking comments from the public on the taxation of financial instruments currently taxed as “prepaid forward contracts.” This Notice addresses instruments such as the ARNs. According to the Notice, the IRS and Treasury are considering whether a holder of an instrument such as the ARNs should be required to accrue ordinary income on a current basis, regardless of whether any payments are made prior to maturity. It is not possible to determine what guidance the IRS and Treasury will ultimately issue, if any. Any such future guidance may affect the amount, timing, and character of income, gain, or loss in respect of the ARNs, possibly with retroactive effect. The IRS and Treasury are also considering additional issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital, whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, whether Section 1260 of the Internal Revenue Code of 1986, as amended, concerning certain “constructive ownership transactions,” generally applies or should generally apply to such instruments, and whether any of these determinations depend on the nature of the underlying asset. We urge you to consult your own tax advisors concerning the impact and the significance of the above considerations. We intend to continue treating the ARNs for U.S. federal income tax purposes in the manner described herein unless and until such time as we determine, or the IRS or Treasury determines, that some other treatment is more appropriate.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the ARNs, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws. See the discussion under the section entitled “U.S. Federal Income Tax Summary” beginning on page S-43 of product supplement ARN-3.

Accelerated Return Notes®	TS-19

Additional Terms

You should read this term sheet, together with the documents listed below, which together contain the terms of the ARNs and supersede all prior or contemporaneous oral statements as well as any other written materials. You should carefully consider, among other things, the matters set forth under “Risk Factors” and “Additional Risk Factors” in the sections indicated on the cover of this term sheet. The ARNs involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the ARNs.

You may access the following documents on the SEC Website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Website):

▪	Product supplement ARN-3 dated April 1, 2010:

http://www.sec.gov/Archives/edgar/data/70858/000119312510075888/d424b5.htm

▪	Series L MTN prospectus supplement dated April 21, 2009 and prospectus dated April 20, 2009:

http://www.sec.gov/Archives/edgar/data/70858/000095014409003387/g18667b5e424b5.htm

Our Central Index Key, or CIK, on the SEC Website is 70858.

We have filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this term sheet relates. Before you invest, you should read the product supplement, the prospectus supplement, and the prospectus in that registration statement, and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, we, any agent, or any dealer participating in this offering will arrange to send you the Note Prospectus if you so request by calling MLPF&S toll-free at 1-866-500-5408.

Market-Linked Investments Classification

Market-Linked Investments come in four basic categories, each designed to meet a different set of investor risk profiles, time horizons, income requirements, and market views (bullish, bearish, moderate outlook, etc.). The following descriptions of these categories are meant solely for informational purposes and are not intended to represent any particular Market-Linked Investment or guarantee performance. Certain Market-Linked Investments may have overlapping characteristics.

Market Downside Protection Market-Linked Investments combine some of the capital preservation features of traditional bonds with the growth potential of equities and other asset classes. They offer full or partial market downside protection at maturity, while offering market exposure that may provide better returns than comparable fixed-income securities. It is important to note that the market downside protection feature provides investors with protection only at maturity, subject to issuer credit risk. In addition, in exchange for full or partial protection, you forfeit dividends and full exposure to the linked asset’s upside. In some circumstances, this could result in a lower return than with a direct investment in the asset.

These short- to medium-term market-linked notes offer you a way to enhance your income stream, either through variable or fixed-interest coupons, an added payout at maturity based on the performance of the linked asset, or both. In exchange for receiving current income, you will generally forfeit upside potential on the linked asset. Even so, the prospect of higher interest payments and/or an additional payout may equate to a higher return potential than you may be able to find through other fixed-income securities. Enhanced Income Market-Linked Investments generally do not include market downside protection. The degree to which your principal is repaid at maturity is generally determined by the performance of the linked asset. Although enhanced income streams may help offset potential declines in the asset, you can still lose part or all of your original investment.

Market Access notes may offer exposure to certain market sectors, asset classes and/or strategies that may not even be available through the other three categories of Market-Linked Investments. Subject to certain fees, the returns on Market Access Market-Linked Investments will generally correspond on a one-to-one basis with any increases or decreases in the value of the linked asset, similar to a direct investment. In some instances, they may also provide interim coupon payments. These investments do not include the market downside protection feature and, therefore, your principal remains at risk.

These short- to medium-term investments offer you a way to enhance exposure to a particular market view without taking on a similarly enhanced level of market downside risk. They can be especially effective in a flat to moderately positive market (or, in the case of bearish investments, a flat to moderately negative market). In exchange for the potential to receive better-than market returns on the linked asset, you must generally accept a degree of market downside risk and capped upside potential. As these investments are not market downside protected, and do not assure full repayment of principal at maturity, you need to be prepared for the possibility that you may lose all or part of your investment.

“Accelerated Return Notes®” and “ARNs®” are our registered service marks.

Accelerated Return Notes®	TS-20